Policies with with respect to security investments

The HSBC Emerging Markets Debt Fund s primary benchmark index was changed from the J.P. Morgan Emerging Markets Bond Index Global to a composite of the J.P. Morgan Emerging Markets Bond Index Global (50%) and the J.P. Morgan Government Bond Index Emerging Markets
Global Diversified (50%). The J.P. Morgan Emerging Markets Bond
Index Global tracks total returns for U.S. dollar-denominated debt instruments issued by emerging market sovereign and quasi-sovereign entities: Brady bonds, loans, Eurobonds and local market instruments. The J.P. Morgan Government Bond Index
Emerging Markets Global Diversified is an unmanaged comprehensive global emerging markets fixed income index, and consists of regularly traded, liquid fixed-rate, domestic currency government bonds to which international investors can gain exposure.